UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kemet Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

488360108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ¨ Rule 13d-1(b)

 ý Rule 13d-1(c)

 ¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	7x7 Asset Management LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF	(5) Sole Voting Power	7,934,100
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	7,934,100
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,934,100

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.9%[1]

(12)	Type of Reporting Person (See Instructions)	OO

     1As of January 6, 2009, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

(1)	Names of Reporting Persons.	Douglas K. Lee
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF	(5) Sole Voting Power	7,934,100
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	7,934,100
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,934,100

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.9%[2]

(12)	Type of Reporting Person (See Instructions)	IN

     2As of January 6, 2009, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 1(a). Name of Issuer:

                  Kemet Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

                  2835 Kemet Way
                  Simpsonville, SC, 29681

Item 2(a). Names of Persons Filing:

                  7x7 Asset Management LLC (“7x7”)

                  Douglas K. Lee

Item 2(b). Address of Principal Business Office or, if none, Residence:

                  The principal business address of the reporting persons is 201 California Street, Suite 930, San Francisco, CA 94111.

Item 2(c). Citizenship:

                  Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  488360108

Item 3.     If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
¨	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
¨	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

                  Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

                  The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships and other client accounts, for which 7x7 serves as general partner and/or investment manager. 7x7, as those investment limited partnerships’ and client accounts’ general partner and/or investment manager, and Douglas K. Lee, as managing member and majority owner of 7x7, may therefore be deemed to beneficially own the Securities owned by such investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

                  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that 7x7 or Mr.
Lee is, for any other purpose, the beneficial owner of any of the Securities, and each of 7x7 and Mr. Lee disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

                  Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the other officers or members of 7x7 might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                  The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Form
10-Q Quarterly Report filed with the Securities and Exchange Commission on November 10, 2008, in which the Issuer stated that the number of shares of its common stock outstanding as of November 7, 2008 was 80,530,411 shares.

Item 5.     Ownership of Five Percent or Less of a Class

                  Not applicable. As of January 6, 2009, the reporting persons ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  7x7 serves as general partner and investment manager to certain client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock. No individual client’s holdings exceed five percent of that common stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company

                  Not applicable.

Item 8.     Identification and Classification of Members of the Group

                  Not applicable.

Item 9.     Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2009	7x7 ASSET MANAGEMENT LLC
By: /s/ Douglas K. Lee
Douglas K. Lee, its Managing Member
DOUGLAS K. LEE
/s/ Douglas K. Lee
Douglas K. Lee

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

                    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 28, 2009	7x7 ASSET MANAGEMENT LLC
By: /s/ Douglas K. Lee
Douglas K. Lee, its Managing Member
DOUGLAS K. LEE
/s/ Douglas K. Lee
Douglas K. Lee